Exhibit 99.20

Elemental Altus Royalties Provides Asset and Corporate Update

Vancouver, British Columbia--(Newsfile Corp. - July 4, 2024) - Elemental Altus Royalties Corp. (TSXV: ELE) (OTCQX: ELEMF) ("Elemental Altus" or the "Company") announces continued progress at the Company's Diba royalty, further repayment of the Company's credit facility alongside its extension, portfolio payments relating to Ming and Egypt and the reduction in the number of the Company's outstanding common shares.

Diba Development and Exploration

The Company notes that alongside expected maiden production from Diba, Allied Gold Corp (TSX: AAUC) ("Allied") have announced that their 12,000 meter drilling program is targeting extending the Mineral Resources at Diba. This is significant as the exploration program is designed to prioritise near- mine oxides and comes on top of the previously announced initial Proven and Probable Reserves of 280,000 ounces of gold at 1.43 g/t within the larger 377,000 ounces of gold in Measured and Indicated Resources that was announced in February 2024.

Diba is expected to materially contribute to production at Sadiola from mid-2024 and Allied have fast- tracked it into production this year, while simultaneously undertaking aggressive exploration to expand the Resource. Elemental Altus owns a 3% NSR royalty on the first 226,000 ounces produced at Diba and an uncapped 2% NSR royalty on all subsequent production. The consideration also included multiple production-based milestones totalling up to US$6 million and for which the Company has received the first US$1 million with further payments anticipated this year.

Credit Facility Extension and Debt Repayment

In June 2024, the maturity date of the Company's up to US$50 Million Credit Facility with National Bank of Canada and Canadian Imperial Bank of Commerce (the "Facility") was extended from December 2025 to June 2027. The commercial terms of the Facility have been improved from the original agreement in December 2022.

Alongside the extension of the Facility, the Company made a further repayment of $5 million of the Facility, reducing the drawn balance to $20 million and increasing the unutilized amount of the Facility to $20 million, plus another US$10 million available under certain conditions.

The Company has repaid US$10 million in the first half of this year and expects to continue to actively pay down outstanding debt when not making new acquisitions, with over US$5 million cash remaining on hand.

Share Surrender

In order to satisfy tax obligations the Company has acquired, for no consideration, and cancelled an aggregate of 814,321 common shares in the capital of the Company (the "Surrendered Shares") surrendered by certain former and current management personnel (the "Holders") relating to the prior exercise of performance stock units of the Company, effective as of July 4, 2024.

Following the cancellation of the Surrendered Shares and as of the date of this announcement, the Company has 195,176,071 issued and outstanding common shares in the capital of the Company (the "Shares"). The Surrendered Shares represent 0.42% of the Company's issued Share capital immediately prior to the cancellation of the Surrendered Shares.

For complete details, please refer to the Material Change Report available on SEDAR+ (www.sedarplus.ca).

Portfolio Payments

Following a settlement of certain outstanding claims, Elemental Altus received in June an additional US$0.3 million in relation to the Company's Ming gold stream. Elemental Altus received an initial US$2.3 million in shares of Firefly Metals Ltd ("Firefly") (ASX: FFM) in February 2024 and will receive a further approximately US$9.8 million split equally between cash and equity in April 2025.

A further amount remains held back subject to final determinations, with any remaining balance to be paid to Elemental Altus in cash.

As well as future payments related to Diba, Ethiopia and Ming, Elemental Altus expects to shortly receive a further US$0.4 million from In2Metals Explorer S.à r.l. ("In2Metals") in respect of its sale of Akh Gold Ltd's Egyptian licences.

The Company sold 80.1% of Akh Gold in August 2024 for a US$10 million exploration commitment, a 1.5% NSR royalty on Egyptian licences and licence applications totalling 1,914km2 at the time, cash of US$1.1 million on closing and US$0.4 million on or before August 30, 2024. A milestone payment of US$5 million on definition of a 3 million ounce gold resource before February 2031 remains alongside rights to co-fund its 19.9% equity interest in Akh Gold following the completion of the US$10 million investment.

Frederick Bell

CEO and Director

Corporate & Media Inquiries:

Tel: +1 604 646 4527

Email: info@elementalaltus.com

Elemental Altus is a proud member of Discovery Group. For more information please visit: www.discoverygroup.ca

TSX.V: ELE | OTCQX: ELEMF | ISIN: CA28619K1093 | CUSIP: 28619K109

About Elemental Altus Royalties Corp.

Elemental Altus is an income generating precious metals royalty company with 10 producing royalties and a diversified portfolio of pre-production and discovery stage assets. The Company is focused on acquiring uncapped royalties and streams over producing, or near-producing, mines operated by established counterparties. The vision of Elemental Altus is to build a global gold royalty company, offering investors superior exposure to gold with reduced risk and a strong growth profile.

On behalf of Elemental Altus Royalties Corp.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX- V.) accepts responsibility for the adequacy or accuracy of this press release.

Qualified Person

Richard Evans, FAusIMM, is Senior Vice President Technical for Elemental Altus, and a qualified person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

Cautionary note regarding forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology.

Forward-looking statements and information include, but are not limited to, statements with respect to the date that the name change is expected to become effective, whether shareholders will be required by their broker to exchange their issued certificate for a new certificate or take any other action in connection to the name change, the Company's ability to deliver a materially increased revenue profile with a lower cost of capital, the future growth, development and focus of the Company, and the acquisition of new royalties and streams. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental Altus to control or predict, that may cause Elemental Altus' actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the expected maiden production from Diba, Diba's expectation to materially contribute to production at Sadiola, the Company's ability to actively pay down outstanding debt, the impact of general business and economic conditions, the absence of control over the mining operations from which Elemental Altus will receive royalties, risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Elemental Altus' expectations; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental Altus for the year ended December 31, 2023. Elemental Altus undertakes no obligation to update forward-looking statements and information except as required by applicable law.

Such forward-looking statements and information represents management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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